SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-34786

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oritani Financial Corp.
370 Pascack Road
Township of Washington, New Jersey 07676

REQUIRED INFORMATION

Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

[Letterhead of KPMG]

Report of Independent Registered Public Accounting Firm

Plan Administrator
Oritani Bank Employees Savings & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.   We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all  material  respects, the net assets available for benefits of Oritani Bank Employees Savings & Profit Sharing Plan and Trust as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended,  in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial  statements taken as a whole.  The  supplemental  Schedule H, Part IV - Line 4i -  Schedule  of Assets Held at End of Year as of December 31, 2011, is presented for additional analysis and is not a required part of the basic financial  statements,  but is supplementary  information required by the Department of Labor's Rules and  Regulations  for Reporting and Disclosure under the  Employee  Retirement  Income  Security  Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the  basic financial statements and, in our opinion, is fairly stated  in all  material  respects  in  relation  to the  basic  financial statements taken as a whole.

/s/ KPMG LLP
June 26, 2012

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	December 31,	December 31,
	2011	2010
Assets

Investments, at fair value
Cash and cash equivalents	$279,738	$304,999
Interest in common/collective trusts	4,314,080	3,863,236
Mutual funds	48,513	35,271
Oritani Financial Corp. Common stock	2,552,749	2,452,939
Total Investments, at fair value	7,195,080	6,656,445

Receivable:
Employer Contribution Receivable	3,909	3,827
Employee Contribution Receivable	16,500	16,500
Participant loans	239,768	173,490
Other receivables	2,452	-
Total Receivables	262,629	193,817

Total assets available for plan benefits	7,457,709	6,852,458

Payables
Acquisition payables	3,501	39,591
Total Payables	3,501	39,591

Net assets available for plan benefits	7,454,208	6,812,867

Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(18,227)	(19,412)

Net assets available for plan benefits	$7,435,981	$6,793,455

The Notes to Financial Statements are an integral part of these statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011 and 2010

	December 31,	December 31,
	2011	2010
Additions
Investment income
Net appreciation in fair value of investments	$215,686	$1,084,598
Interest and dividend income	95,013	52,404
Net investment income	310,699	1,137,002

Contributions
Employer	149,319	129,491
Employee	446,299	391,707
Total Contributions	595,618	521,198

Total additions	906,317	1,658,200

Deductions
Distributions	220,378	227,747
Administrative expenses	43,413	28,411
Total deductions	263,791	256,158

Net increase in net assets	642,526	1,402,042

Net assets available for benefits, beginning of the year	$6,793,455	$5,391,413

Net assets available for benefits, end of the year	$7,435,981	$6,793,455

The Notes to Financial Statements are an integral part of this statement.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2011 and 2010

1.	Description of Plan

The following description is provided for general information summary purposes. Participants of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") should refer to the Summary Plan document for more detailed and complete description of the plan provisions.

General

The Plan is a defined contribution employee savings plan covering all eligible employees of Oritani Bank (the "Bank"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Effective August 1, 2011, the Plan was amended to change eligibility from one or more years of service to three months of service and completion of 250 hours.  Participating employees with three or more months of service are entitled to contribute to the Plan up to 50% (subject to certain IRS limitations) of their compensation, as defined in the Plan.

Effective August 1, 2011, the Plan was amended to allow all or a portion of a participant’s employee contribution to be designated as Roth elective deferrals.

The Bank matches up to 50% of the participants before tax contributions, up to 6% of compensation upon completion of one year of service and 1,000 hours.

Vesting

Plan participants are 100% vested in the account balance attributable to their voluntary contributions, as well as employer matching contributions, including related earnings therein.

Investment Options

A participant can elect to invest amounts credited to their account in any of the following investment funds: Invesco Stable Value Fund, SSgA Target Retirement 2045 Securities Non-Lending Series Fund, SSgA Target Retirement 2035 Securities Non-Lending Series Fund, SSgA Target Retirement 2025 Securities Non-Lending Series Fund, SSgA Target Retirement 2015 Securities Non-Lending Series Fund, SSgA Aggressive Strategic Balanced Securities LSF, SSgA Conservative Strategic Balanced Securities LSF, SSgA S&P 500 Growth Fund, SSgA S&P Value Fund, SSgA Long U.S. Treasury Index Securities LSF, SSgA Moderate Strategic Balanced Securities LSF, SSgA NASDAQ 100 Index Securities LSF, SSgA International Index Securities Non-Lending Series Fund, SSgA S&P Flagship NLFS, S&P Midcap Index Securities LSF, SSgA Russell Small Cap Index Securities NLSF, SSgA/Tuckerman US REIT Index Securities LSF, SSgA Short Term Investment Fund, SSgA Passive Bond Index and Oritani Financial Corp. Stock

Administrative Expenses

Trustee, professional and consulting fees are paid by the Plan.

Payment of Benefits

Upon termination of employment, a participant may leave their account with the Plan and defer commencement of receipt of their vested balance until April 1 of the calendar year following the calendar year in which they attain age 70 1/2, except to the extent that their vested account balance as of the date of termination is less than $500; in which case interest in the Plan will be cashed out and payment forwarded to them. On termination of service due to death, the value of the entire account will be payable to the participant's beneficiary in the form of a lump sum payment, annual installments, or rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, a participant is entitled to the same withdrawal rights as if they had terminated their employment.

Participant Loans

Eligible participants may borrow from $1,000 up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding loan balance during the past 12 months. The rate of interest for the term of the loan will be established as of the loan date, and is a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution (e.g., Barron's Prime Rate (base rate) plus 1%).

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2011 and 2010

Distributions

During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined under the Plan. Participants are entitled to withdraw funds, exempt from excise tax,  upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting.

Payment of Benefits

Amounts paid to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (“GAAP”) generally accepted in the United States of America.  GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments in securities are recorded at fair value on the last business day of the year based on quoted prices from national stock exchanges. Investments in common/collective trusts, are valued at their respective net asset value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan belonging to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Invesco Stable Value Fund). The Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract for fully benefit-responsive investment contracts.  The estimated fair value of the Plan’s interest in the Invesco Stable Value Fund are primarily based on the following; Guaranteed Investment Contracts (GIC) are based on the discounted present value of future cash flows and the security-backed contract are based on the estimated fair value of the underlying securities and the estimated fair value of the wrapper contract.  The estimated fair value of the wrapper contract provided by a security-backed contract issuer is the present value of the difference between the wrapper fee and the contracted wrapper fee.

In October 2010, the Board of Directors of the Pentegra Defined Contribution Plan for Financial Institutions approved the replacement of State Street (“SSgA”) as stable value manager with the Invesco Stable Value Trust (“SVT”), including the liquidation of the SSgA Stable Value Fund.  The investment contracts held by the SSgA Stable Value Fund were transferred to the SVT in December 2010.  The SSgA fund was fully liquidated and terminated on December 13, 2010, and the Plan was able to withdraw its investment at a net asset value of approximately $1.01.  The Plan replaced the SSgA Stable Value Fund with the Invesco Stable Value Trust and the funds were reinvested in the Invesco Stable Value Trust on December 13, 2010.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2011 and 2010

Risks and Uncertainties

The Plan has various investments, directed by participants, including mutual funds, common/collective trusts, and direct holdings in common stock of Oritani Financial Corp., the Parent Company of the Bank.  These investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Oritani Financial Corp. common stock is subject to various risks including concentration risk since the fund invests primarily in the common stock of Oritani Financial Corp. and, therefore, the performance of the fund is impacted by the performance of Oritani Financial Corp. common stock. The market price of Oritani Financial Corp. common stock is dependent on a number of factors, including the financial condition and profitability of Oritani Financial Corp. and Oritani Bank. In addition, the market price for Oritani Financial Corp. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as unforeseen events not necessarily within the control of management or the board of directors of Oritani Financial Corp. and Oritani Bank.

Effects of New Accounting Pronouncements

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.  This guidance requires:  (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted.  This Accounting Standard Update did not have a material impact on the financial position of the Plan or change in net assets.

The FASB  issued an accounting standards update stating that loans should be classified as notes receivable carried at amortized cost plus any accrued but unpaid interest and that such loans are exempt from the fair value and credit quality disclosure requirements.  The update is effective for periods ending after December 15, 2010. Retrospective application is required and early adoption is permitted.  The Plan adopted ASU 2010-25 in the 2010 financial statements, applied retrospectively for all periods presented. The adoption of ASU 2010-25 was not significant as the unpaid principal balance plus accrued interest of loans to participants approximated estimated fair value.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 represents the converged guidance of the FASB and the International Accounting Standards Board (IASB) on fair value measurement.  A variety of measures are included in the update intended to either clarify existing fair value measurement requirements, change particular principles requirements for measuring fair value or for disclosing information about fair value measurements.  For many of the requirements, the FASB does not intend to change the application of existing requirements under Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and early application is not permitted. The Plan is evaluating the effect, if any, the adoption of ASU 2011-04 will have on its consolidated financial statements.

3.	Investments

The following presents investments for the year ended December 31, 2011 and  2010 that represented 5% or more of the Plan's net assets:

	2011	2010
Oritani Financial Corp. Stock Fund	$2,552,749	$2,452,939
Invesco Stable Value Fund	782,419	700,960
SSgA S&P Flagship NLFS	1,269,207	1,139,776
SSgA S&P MidCap Index Securities LSF	646,016	632,793

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2011 and 2010

The Invesco Stable Value Fund (the Fund) invests in a representation of guaranteed investment contracts, bank investment contracts and/or wrapped portfolio of fixed income instruments.  Collectively, these contracts are referred to as investment contracts.

A traditional GIC is a group annuity contract that pays a specified rate of return for a specific period of time and guarantees a fixed return after any benefit-responsive payments are made to participants.  The issuer of a traditional GIC takes a deposit from the Fund and purchases investments that are held in the issuer’s general account.  The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Fund.  The Fund is subject to the general credit risk of the issuer.  SVT will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer.

A bank investment contract is an investment contract issued by a bank, with features (other than annuity provisions) comparable to a GIC.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities.  Events disqualifying an underlying investment as high-quality include, but are not limited to, bankruptcy of the security issuer or default or restricted liquidity of the security.  The portfolio is owned by the Fund.  The Fund purchases a wrapper contact from an insurance company or other financial services institution.  SVT will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer.  The portfolio, coupled with the wrap contract, attempts to replicate the characteristics of a traditional GIC.

The Fund one-year total return was 2.41% and 3.74% for 2011 and 2010, respectively.

The existence of certain conditions can limit the Fund’s ability to transact at contract value with the issuers of its investment contracts.  Employer initiated events, if material, may affect the underlying economies of investment contracts.  These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events.  The occurrence of one or more employer initiated events could limit the Fund’s ability to transact at contract value with plan participants.

For the year ended December 31, 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $215,686.  The net appreciation, by investment category, is as follows:

	2011	2010

Common stock	$111,206	$578,962
Common/collective trusts	104,480	505,636
	$215,686	$1,084,598

For the year ended December 31, 2011 and 2010, investment and advisory expenses were $43,413 and $28,411, respectively.  The expenses are paid by the Plan.

4.	Fair Value Measurements

ASC 820 Fair Value Measurements and Disclosures. establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements.  Fair value is defined under ASC 820 Fair Value Measurements and Disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.    The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2011 and 2010

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

In accordance with ASC 820 Fair Value Measurements and Disclosures., the following table represents the Plan’s fair value hierarchy for its financial assets (cash and cash equivalents) measured at fair value on a recurring basis as of December 31, 2011 and 2010:

Investments:	Fair Value Measurements at December 31, 2011
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and Cash Equivalents	$279,738	$279,738	$-	$-
Invesco Stable Value Fund	782,419	-	782,419
SSgA Target Retirement 2045 Securities Non-Lending Series Fund	12,271	-	12,271	-
SSgA Target Retirement 2035 Securities Non-Lending Series Fund	19,215	-	19,215	-
SSgA Target Retirement 2025 Securities Non-Lending Series Fund	42,299	-	42,299	-
SSgA Target Retirement 2015 Securities Non-Lending Series Fund	23,574	-	23,574	-
SSgA Aggressive Strategic Balanced Securities LSF	203,209	-	203,209	-
SSga Conservative Strategic Balanced Securities LSF	91,744	-	91,744	-
SSgA S&P 500 Growth Fund	127,155	-	127,155	-
SSgA S&P Value Fund	204,269	-	204,269	-
SSgA Long US Treasury Index Securities LSF	292,241	-	292,241	-
SSgA Moderate Strategic Balanced Securities LSF	71,414	-	71,414	-
SSgA Nasdaq 100 Index Securities LSF	135,478	-	135,478	-
SSgA International Index Securities Non-Lending Series Fund	102,033	-	102,033	-
SSga S&P Flagship NLFS	1,269,207	-	1,269,207	-
SSgA S&P MidCap Index Securities LSF	646,016	-	646,016	-
SSgA Russell Small Cap Index Securities NLSF	208,335	-	208,335	-
SSgA/Tuckerman US REIT Index Securities LSF	83,201	-	83,201	-
SSgA Passive Bond Index	48,513	-	48,513	-
Oritani Financial Corp. Stock	2,552,749	2,552,749	-	-
	$7,195,080	$2,832,487	$4,362,593	$-

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2011 and 2010

	Fair Value Measurements at December 31, 2010
	Total	Level 1	Level 2	Level 3
Cash Equivalents	$304,999	$304,999	$-	$-
Invesco Stable Value Fund	700,960	-	700,960	-
SSgA Target Retirement 2045 Securties Lending Series Fund- Class I	5,064	-	5,064	-
SSgA Target Retirement 2035 Securties Lending Series Fund- Class I	18,843	-	18,843	-
SSgA Target Retirement 2025 Securties Lending Series Fund- Class I	31,801	-	31,801	-
SSgA Target Retirement 2015 Securties Lending Series Fund- Class I	1,287	-	1,287	-
SsgA Aggressive Strategic Balanced Securities Lending Fund	184,966	-	184,966	-
SSgA Conservative Strategic Balanced Securities Lending Fund	97,591	-	97,591	-
SSgA S&P 500 Growth Fund	105,269	-	105,269	-
SSgA S&P Value Fund	190,648	-	190,648	-
SSgA Long US Treasury Index Securities Lending Fund	199,381	-	199,381	-
SSgA Moderate Strategic Balanced Securities Lending Fund	66,251	-	66,251	-
SSgA Nasdaq-100 Index Non-Lending Series Fund	111,505	-	111,505	-
SSgADaily EAFE SL- CL T	99,223	-	99,223	-
SSga S&P 500 Flagship SL - CL A	1,139,776	-	1,139,776	-
SSgA S&P MidCap Index Securities Lending Fund	632,793	-	632,793	-
SSgA Russell 2000 Index SL - CL A	192,187	-	192,187	-
SSgA REIT Index Non-Lending - CL A	85,693	-	85,693	-
SSgA Passive Bond Index	35,271	-	35,271	-
Oritani Financial Corporation Common Stock	2,452,939	2,452,939	-	-
	$6,656,445	$2,757,938	$3,898,507	$-

There were no significant transfer between Levels 1, 2 or 3 as of December 31, 2011 based on levels assigned to securities on December 31, 2010.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2011 and 2010

5.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 31, 2006, stating that the written form of the underlying prototype plan document is qualified under Section 401(b) of the Internal Revenue Code (the Code), that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.	Plan Termination

The Plan Sponsor has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA. In the event of plan termination, plan participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

7.	Party-in-Interest Transactions

The Plan has investments in common stock of Oritani Financial Corp. and shares of mutual funds managed by Bank of New York, the Plan’s investment manager.  Accordingly, these transactions qualify as party-in-interest transactions.

8.	Reconciliation to Form 5500

Differences between the financial statements and the Form 5500 relates to the Trustee reporting Plan activity on the cash basis (versus accrual basis) for Form 5500. The following is a reconciliation of net assets available for benefits and contributions as of December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits as reported in the Statement of Net Assets Available for Benefits	$7,435,981	$6,793,455
Contributions receivable	(20,409)	(20,327)
Net assets available for benefits as disclosed in Form 5500, Schedule H	$7,415,572	$6,773,128

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2011 and 2010

The following is a reconciliation of contributions and change in net assets per the financial statements for the year ended December 31, 2011 and 2010, to Form 5500:

	2011		2010
		Change in		Change in
	Contributions	Net Assets	Contributions	Net Assets
As disclosed in the financial statements	$595,618	642,526	$521,198	1,402,042
Contributions receivable-beginning of year	20,327	20,327	87,020	87,020
Contributions receivable-end of year	(20,409)	(20,409)	(20,327)	(20,237)
As disclosed in Form 5500, Schedule H	$595,536	$642,444	$587,891	$1,468,825

9.	Subsequent Events

The Bank has evaluated all subsequent transactions and events after the financial statement date through the date the financial statements were issued. Based on this evaluation, the Plan has determined that no subsequent events occurred, which would require disclosure in financial statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Schedule H, Part IV - Line 4i
Schedule of Assets Held at End of Year
ID# 22-1174955; Plan# 001
December 31, 2011

(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost **	(e) Current Value

Cash and Cash Equivalents
Cash			**	$-
Collective Short Term Investment Fund	118,928	shares	**	118,928
SSgA U.S. Government Money Market	160,810	shares	**	160,810

Total Cash and Cash Equivalents				279,738

Interest in Common/Collective Trusts
Invesco Stable Value Fund	61,529	units	**	782,419
SSgA Target Retirement 2045 Securities Non-Lending Series Fund	1,015	units	**	12,271
SSgA Target Retirement 2035 Securities Non-Lending Series Fund	1,569	units	**	19,215
SSgA Target Retirement 2025 Securities Non-Lending Series Fund	3,394	units	**	42,299
SSgA Target Retirement 2015 Securities Non-Lending Series Fund	1,885	units	**	23,574
SsgA Aggressive Strategic Balanced Securities LSF	15,739	units	**	203,209
SSgA Conservative Strategic Balances Securities LSF	4,817	units	**	91,744
SSgA S&P 500 Growth Fund	9,741	units	**	127,155
SSgA S&P Value Fund	19,160	units	**	204,269
SSgA Long US Treasury Index Securities LSF	20,895	units	**	292,241
SSgA Moderate Strategic Balanced Securities LSF	4,455	units	**	71,414
SSgA Nasdaq 100 Index Securities LSF	9,342	units	**	135,478
SSgA International Index Securities Non-Lending Series Fund	8,486	units	**	102,033
SSgA S&P Flagship NLFS	58,681	units	**	1,269,207
SSgA S&P MidCap Index Securities LSF	19,451	units	**	646,016
SSgA Russell Small Cap Index Securities NLSF	9,222	units	**	208,335
SSgA/Tuckerman US REIT Index Securities LSF	2,829	units	**	83,201

Total Interest in Common/Collective Trusts				4,314,080

Investment in Mutual Funds
SSgA Aggregate Bond Fund	4,026	units	**	48,513

Investment in Employer Securities
Oritani Financial Corp. Stock*	199,902	shares	**	2,552,749

Participant Loans	Interest ranging from 4.25% to 9.25%			239,768

				$7,434,848

* Party-in-interest
** Cost omitted for participant directed investments

See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORITANI BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

Date: June 26, 2012	By:	/s/ Kevin Lynch
Kevin Lynch
President and Chief Executive Officer
Oritani Bank